SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Chanticleer Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

15930P107
(CUSIP Number)

July 23, 2008
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_________________________

1  The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15930P107	13G	Page 2 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MPIC Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
PN

CUSIP No. 15930P107	13G	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MPIC Canadian Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
PN

CUSIP No. 15930P107	13G	Page 4 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Capital U.S., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 15930P107	13G	Page 5 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 15930P107	13G	Page 6 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 15930P107	13G	Page 7 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Alnesh Mohan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 15930P107	13G	Page 8 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Sanjeev Parsad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		63,004
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		63,004
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,004
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.3%
12	TYPE OF REPORTING PERSON
CO

CUSIP No. 15930P107	13G	Page 9 of 14 Pages

Item 1	(a).	Name of Issuer:

Chanticleer Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4201 Congress Street, Suite 145, Charlotte, NC 28209

Item 2	(a).	Name of Person Filing:

i)    MPIC Fund I, LP with respect to the shares of common stock directly owned by it.

ii)   MPIC Canadian Limited Partnership with respect to the shares of common stock directly owned by it.

iii)  Corner Market Capital U.S., Inc. with respect to the shares of common stock directly owned by it.

iv)   Corner Market Capital Corporation with respect to the shares of common stock beneficially owned by it.

v)    Alnesh Mohan with respect to the shares of common stock beneficially owned by him.

vi)   Sanjeev Parsad with respect to the shares of common stock beneficially owned by him.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

i)	MPIC Fund I, LP
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

ii)	MPIC Canadian Limited Partnership
Suite 1620, Box 36
1140 West Pender Street
Vancouver, BC V6E4G1
Canada

iii)	Corner Market Capital U.S., Inc.
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

iv)	Corner Market Management Inc.
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

v)	Corner Market Capital Corporation
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

vi)	Alnesh Mohan
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

vii)	Sanjeev Parsad
101 Fernway Drive
Port Moody, BC V3H5L9
Canada

CUSIP No. 15930P107	13G	Page 10 of 14 Pages

Item 2	(c).	Citizenship:

See Item 4 of the cover page

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

15930P107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

See Item 9 on the cover page

(b)	Percent of class:

See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of

CUSIP No. 15930P107	13G	Page 11 of 14 Pages

(iv)	Shared power to dispose or to direct the disposition of

As of August 1, 2008, (i) MPIC Fund I, LP directly owned 58,000 shares of common stock; (ii) MPIC Canadian Limited Partnership directly owned 504 shares of common stock; and (iii) Corner Market Capital U.S., Inc. directly owned 500 shares of common stock. Corner Market Capital U.S., Inc. is the general partner of MPIC Fund I, LP. Corner Market Management Inc. is the general partner of MPIC Canadian Limited Partnership. Corner Market Capital U.S., Inc. and Corner Market Management Inc. are both wholly owned subsidiaries of Corner Market Capital Corporation. The foregoing should not be construed in and of itself as an admission by any reporting person as to the beneficial ownership of shares of common stock owned by another reporting person.

Corner Market Capital Corporation, which has, indirectly through its subsidiaries Corner Market Capital U.S., Inc. and Corner Market Management Inc., the power to vote or to direct the vote, and to dispose or to direct the disposition of, and may be deemed to beneficially own, the 63,004 shares of common stock owned by MPIC Fund I, LP, MPIC Canadian Limited Partnership and Corner Market Capital U.S., Inc. Alnesh Mohan and Sanjeev Parsad as executive officers of Corner Market Capital Corporation may be deemed to be the beneficial owners of all shares of common stock owned by MPIC Fund I, LP, MPIC Canadian Limited Partnership and Corner Market Capital U.S., Inc. Each of Corner Market Capital Corporation, Corner Market Management Inc., Alnesh Mohan and Sanjeev Parsad hereby disclaims beneficial ownership to such shares of common stock, except to the extent of their pecuniary interest therein.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Corner Market Capital U.S., Inc., as the general partner of MPIC Fund I, LP, has the power to direct the affairs of MPIC Fund I, LP, including the voting and disposition of shares. Corner Market Management Inc., as the general partner of MPIC Canadian Limited Partnership, has the power to direct the affairs of MPIC Canadian Limited Partnership, including the voting and disposition of shares. As the parent of Corner Market Capital U.S., Inc. and of Corner Market Management Inc., Corner Market Capital Corporation has the power to direct the affairs of Corner Market Capital U.S., Inc. and Corner Market Management Inc. Alnesh Mohan and Sanjeev Parsad, as executive officers of Corner Market Capital Corporation directs the operations of Corner Market Capital Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

CUSIP No. 15930P107	13G	Page 12 of 14 Pages

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

CUSIP No. 15930P107	13G	Page 13 of 14 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2008

MPIC Fund I, LP By: Corner Market Capital U.S., Inc,. its General Partner By: /s/ Alnesh Mohan Name: Alnesh Mohan Title: Managing Partner	MPIC Canadian Limited Partnership By: Corner Market Management Inc., its General Partner By: /s/ Sanjeev Parsad Name: Sanjeev Parsad Title: Managing Partner

Corner Market Capital U.S., Inc. By: /s/ Alnesh Mohan Name: Alnesh Mohan Title: CEO	Corner Market Capital Corporation By: /s/ Sanjeev Parsad Name: Sanjeev Parsad Title: President

/s/ Alnesh Mohan Alnesh Mohan	/s/ Sanjeev Parsad Sanjeev Parsad

CUSIP No. 15930P107	13G	Page 14 of 14 Pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Apollo Gold Corporation and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

Dated: August 5, 2008

MPIC Fund I, LP By: Corner Market Capital U.S., Inc,. its General Partner By: /s/ Alnesh Mohan Name: Alnesh Mohan Title: Managing Partner	MPIC Canadian Limited Partnership By: Corner Market Management Inc., its General Partner By: /s/ Sanjeev Parsad Name: Sanjeev Parsad Title: Managing Partner

Corner Market Capital U.S., Inc. By: /s/ Alnesh Mohan Name: Alnesh Mohan Title: CEO	Corner Market Capital Corporation By: /s/ Sanjeev Parsad Name: Sanjeev Parsad Title: President

/s/ Alnesh Mohan Alnesh Mohan	/s/ Sanjeev Parsad Sanjeev Parsad